UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-40634)

Gambling.com Group Limited

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Company’s registration statements on Forms S-8 (File Nos. 333-258412 and 333-262539).

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(USD in thousands, except per share amounts)

		THREE MONTHS ENDED MARCH 31,
	NOTE	2022	2021

Revenue	16	19,585	11,517
Cost of sales		(1,229)	—
Gross profit		18,356	11,517
Sales and marketing expenses	17	(7,362)	(2,704)
Technology expenses	17	(1,363)	(690)
General and administrative expenses	17	(4,828)	(2,772)
Movements in credit losses allowance and write offs	3	(526)	(140)
Operating profit		4,277	5,211
Finance income	18	828	158
Finance expense	18	(249)	(237)
Income before tax		4,857	5,132
Income tax charge	20	(369)	(666)
Net income for the period attributable to the equity holders		4,488	4,466
Other comprehensive income
Exchange differences on translating foreign currencies		(1,368)	(1,692)
Total comprehensive income for the period attributable to the equity holders		3,120	2,774
Net income per share attributable to ordinary shareholders, basic	19	0.13	0.16
Net income per share attributable to ordinary shareholders, diluted	19	0.12	0.14

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Financial Position (Unaudited)

(USD in thousands)

	NOTE	MARCH 31, 2022	DECEMBER 31, 2021
ASSETS
Non-current assets
Property and equipment	5	635	569
Intangible assets	7	88,813	25,419
Right-of-use assets	6	2,082	1,465
Deferred tax asset	15	3,030	7,028
Total non-current assets		94,560	34,481
Current assets
Trade and other receivables	8	11,983	5,497
Cash and cash equivalents		33,069	51,047
Total current assets		45,052	56,544
Total assets		139,612	91,025
EQUITY AND LIABILITIES
Equity
Share capital	9	—	—
Capital reserve	10	63,861	55,953
Share options and warrants reserve	11	3,067	2,442
Foreign exchange translation reserve		(3,650)	(2,282)
Retained earnings		28,284	23,796
Total equity		91,562	79,909
Non-current liabilities
Deferred consideration	4	4,560	—
Contingent consideration	4	20,437	—
Lease liability	6	1,769	1,286
Total non-current liabilities		26,766	1,286
Current liabilities
Trade and other payables	14	6,593	3,291
Deferred consideration	4	2,690	—
Other liability	4	4,324	—
Borrowings	13	6,000	5,944
Lease liability	6	549	393
Income tax payable		1,128	202
Total current liabilities		21,284	9,830
Total liabilities		48,050	11,116
Total equity and liabilities		139,612	91,025

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Changes In Equity (Unaudited)

(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	SHARE OPTIONS AND WARRANTS RESERVE	FOREIGN EXCHANGE TRANSLATION RESERVE	RETAINED EARNINGS	TOTAL
Balance at January 1, 2022		—	55,953	2,442	(2,282)	23,796	79,909
Transactions with owners
Issue of share capital	9,10	—	7,809	—	—	—	7,809
Movements in share option and warrants reserve	10,11	—	99	625	—	—	724
		—	7,908	625	0	0	8,533
Comprehensive income
Net income		—	—	—	—	4,488	4,488
Exchange differences on translating foreign currencies		—	—	—	(1,368)	—	(1,368)
Balance at March 31, 2022		—	63,861	3,067	(3,650)	28,284	91,562
Balance at January 1, 2021		64	19,979	296	2,530	11,343	34,212
Transactions with owners
Issue of share capital	9,10	—	—	—	—	—	—
Movements in share option and warrants reserve	10,11	—	—	170	—	—	170
		—	—	170	—	—	170
Comprehensive income
Net income		—	—	—	—	4,466	4,466
Exchange differences on translating foreign currencies		—	—	—	(1,692)	—	(1,692)
Balance at March 31, 2021		64	19,979	466	838	15,809	37,156

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in thousands)

		THREE MONTHS ENDED MARCH 31,
	NOTE	2022	2021
		(unaudited)
Cash flow from operating activities
Income before tax		4,857	5,132
Finance (income) expenses, net	18	(579)	79
Adjustments for non-cash items:
Depreciation and amortization		1,826	582
Movements in credit loss allowance and write offs	3	525	140
Share option charge	12	724	818
Cash flows from operating activities before changes in working capital		7,353	6,751
Changes in working capital
Trade and other receivables		(5,085)	(1,257)
Trade and other payables		1,318	1,246
Cash flows generated by operating activities		3,586	6,740
Cash flows from investing activities
Acquisition of property and equipment	5	(143)	(30)
Acquisition of intangible assets	7	(2,069)	(313)
Acquisition of subsidiaries, net of cash acquired	4	(19,295)	—
Cash flows used in investing activities		(21,507)	(343)
Cash flows from financing activities
Interest paid	13	(120)	(120)
Principal paid on lease liability	6	(86)	(46)
Interest paid on lease liability	6	(50)	(49)
Cash flows used in financing activities		(256)	(215)
Net movement in cash and cash equivalents		(18,177)	6,181
Cash and cash equivalents at the beginning of the period		51,047	8,225
Net foreign exchange differences on cash and cash equivalents		199	(371)
Cash and cash equivalents at the end of the period		33,069	14,035

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(USD in thousands except share and per-share amounts)

1. GENERAL COMPANY INFORMATION

Gambling.com Group Limited (the “Company” or “Group”) is a public limited liability company founded in 2006 and incorporated in the Channel Island of Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. Our registered address and the address of our principal executive office is 22 Grenville Street, St. Helier, Jersey JE4 8PX.

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Bookies.com, Rotowire.com, and BonusFinder.com.

2. BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the 2021 audited consolidated financial statements included in the Company’s Annual Report, previously filed with the United States Securities and Exchange Commission on March 25, 2022 (“2021 audited consolidated financial statements”).

3. SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared on the same basis as the 2021 audited consolidated financial statements and include all adjustments necessary to present fairly the Company’s statement of financial position as of March 31, 2022 and its results of operations, cash flows and changes in equity for the three months ended March 31, 2022 and 2021. The results of operations for the three months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the year ended December 31, 2022 or for any future annual or interim period.

USE OF ESTIMATES AND JUDGEMENTS

In preparing these condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were in line with those described in its 2021 audited consolidated financial statements. Estimates and judgements used in business combination accounting are described in Note 4.

NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2022

The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2022, and determined they had limited or no impact on the Group’s financial statements:

•
Amendments to IFRS 3, Business Combinations
•
Amendments to IAS 16, Property, plant and equipment - Proceeds before intended use
•
Amendments to IAS 37, Onerous Contracts - Cost of Fulfilling a Contract
•
Annual improvements to IFRS Standards 2018-2020

STANDARDS ISSUED BUT NOT YET EFFECTIVE

There are a number of standards and interpretations which have been issued but will not be effective until periods beginning subsequent to December 31, 2022. These amendments have not been early adopted for these condensed consolidated financial statements and are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.

FOREIGN CURRENCY TRANSLATION

The following exchange rates were used to translate the financial statements of the Group from Euros into USD :

	PERIOD END (1)	AVERAGE FOR PERIOD (2)	BEGINNING OF PERIOD (1)	LOW	HIGH
Three Months Ended March 31:	(EUR per USD)
2022	0.90	0.90	0.88	0.88	0.90
2021	0.85	0.83	0.88	0.81	0.85
(1)
Exchange rates are as per European Central Bank.
(2)
The average is based on published rates refreshed daily by the European Central Bank.

SEGMENT REPORTING

An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”), the Chief Operating Officer ("COO"), and the Chief Financial Officer ("CFO"). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.

CREDIT RISK MANAGEMENT

Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	AS AT MARCH 31, 2022	AS AT DECEMBER 31, 2021
Trade and other receivables (excluding prepayments)	10,936	4,253
Cash and cash equivalents	33,069	51,047
	44,005	55,300

For the three months ended March 31, 2022 and 2021, revenues generated from one customer amounted to 18% and 19% of the Group’s total sales, respectively.

The Group has the following financial assets that are subject to the expected credit loss ("ECL") model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measure expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.

The aging of trade receivables that are past due but not impaired is shown below:

	AS AT MARCH 31, 2022	AS AT DECEMBER 31, 2021
Between one and two months	2,194	159
Between two and three months	65	15
More than three months	97	7
	2,356	181

The Company did not recognize any specific impairment on trade receivables during the three months ended March 31, 2022.

The activity in the credit loss allowance was as follows:

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Balance at the beginning of the period	142	352
Increase in credit losses allowance	526	152
Write offs	—	(12)
Translation effect	(2)	(38)
Balance at the end of the period	666	454

There were no specific provision charged/released during the three months ended March 31, 2022 and 2021.

The Group actively manages credit limits and exposures in a practicable manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. The Group believes it was not exposed to significant credit risk as at the end of the current reporting period.

As cash and cash equivalents are held with financial institutions, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of March 31, 2022.

BUSINESS COMBINATIONS

When a business is acquired, the purchase price is allocated to the various components of the acquisition based upon the fair value of each component using various valuation techniques, including the market approach, income approach and/or cost approach. The accounting standard for business combinations requires identifiable assets, liabilities, noncontrolling interests and goodwill acquired to be recorded at acquisition date fair values. Transaction costs related to the acquisition of the business are expensed as incurred. .

Acquisition-related costs, other than those incurred for the issuance of debt or equity instruments, are charged to the consolidated statement of operations as they are incurred.

Acquired intangible assets other than goodwill are amortized over their estimated useful lives unless the lives are determined to be indefinite. Amortization of these intangible assets in general are recognized on a straight-line basis over an average finite useful life primarily ranging from approximately one to 16 years or in relation to the estimated discounted cash flows over the life of the intangible asset.

REVENUE RECOGNITION

Upon the completion of the Rotowire acquisition (see Note 4), the Group generates a portion of its revenue from online subscriptions whereby a customer subscribes to services over a period of time. The Company records deferred revenue upon execution of the subscription since each subscription plan requires upfront payment. The revenue is recognized straight-line over the duration of the subscription as the performance obligations are satisfied.

COST OF SALES

Cost of sales includes license fees incurred as part of agreements with media partners and data and payment processing fees related to subscription access on certain websites of the Group.

4. ACQUISITIONS

Rotowire

On January 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of Roto Sports, Inc. ("Rotowire"), owner and operator of RotoWire.com, for consideration of (i) $13,500 (net of holdbacks and sellers expenses paid and being a subject to a final net working capital adjustment) in cash, (ii) 451,264 unregistered ordinary shares, (iii) $2,500 due on the first anniversary of the closing date and (iv) $5,300 due on the second anniversary of the closing date of the acquisition. At its own discretion, the Company can pay up to 50% of the deferred payments in unregistered ordinary shares. The acquisition of Rotowire is envisaged to enable the Group to accelerate its business in the U.S.

The Group incurred acquisition-related costs of $470 on legal and consulting fees; the costs were expensed in 2021.

Subsequently to the acquisition, the legal entities were merged and certain acquired assets and/or liabilities were transferred to other Group subsidiaries. The Company cannot breakout the revenues or expenses incurred since the acquisition date.

Under the preliminary purchase price allocation, the Company recognized goodwill of $11,176 which is calculated as the excess of both the consideration exchanged and liabilities assumed as compared to the fair value of the identifiable assets acquired. The goodwill is not expected to be deductible for tax purposes. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 1, 2022 as calculated by a third-party valuation firm.

The table below outlines the preliminary purchase price allocation of the purchase for Rotowire to the acquired identifiable assets, liabilities assumed and goodwill:

Purchase price consideration:
Cash paid	14,700
Common shares issued, at fair value	5,000
Deferred consideration, at fair value	7,250
Total acquisition consideration	26,950
Assets acquired:
Cash and cash equivalents	1,999
Accounts receivable	760
Prepaid expenses and other current assets	292
Identifiable intangible assets	19,000
Right of use asset	617
Other assets	7
Total assets acquired	22,675
Liabilities assumed:
Accounts payable	(16)
Deferred income	(1,120)
Lease liability	(617)
Deferred tax	(4,008)
Other current liabilities	(1,140)
Total liabilities assumed	(6,901)
Total net assets	15,774
Goodwill	11,176
Total acquisition consideration	26,950

BonusFinder

On January 31, 2022, the Company acquired 100% of the issued and outstanding equity interests of NDC Media, operator of BonusFinder.com, for consideration of (i) cash amount of EUR 10,000 ($11,168) (subject to adjustments for cash, working capital, and indebtedness), (ii) issued 269,294 unregistered ordinary shares, (iii) an earnout payment up to a maximum of EUR 19,000 ($21,850) to be paid in April 2023 based financial performance during 2022, (iv) a further earnout payment up to a maximum of EUR 28,500 ($32,800) to be paid in April 2024 based on certain financial conditions being met during 2023. The Company has the option to pay up to 50% of each of the earnout payments in unregistered ordinary shares. The acquisition of BonusFinder is envisaged to enable the Group to accelerate its business in the U.S. and Canada.

During the three months ended March 31, 2022, the Group incurred acquisition-related costs of $359 on legal and consulting fees.

Subsequently to the acquisition, certain acquired assets and/or liabilities were transferred to other Group subsidiaries. he Company cannot breakout the revenues or expenses incurred since the acquisition date.

Under the preliminary purchase price allocation, the Company did not recognize goodwill, which is calculated as the excess of both the consideration exchanged and liabilities assumed as compared to the fair value of the identifiable assets acquired. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 31, 2022 as calculated by a third-party valuation firm. The fair value of the contingent consideration utilized the following assumptions as part of the option approach methodology: i) probability of obtaining the financial conditions ranging from 50-90%, ii) discounts rates ranging from 3.0-3.9%, iii) inflation rates ranging from 2.0-2.4% and iv) volatility ranging from 33.0-72.6% as applied to forecasted performance conditions.

The table below outlines the preliminary purchase price allocation of the purchase for NDC Media to the acquired identifiable assets, liabilities assumed and goodwill:

Purchase price consideration:
Cash paid	11,168
Cash payable	4,279
Common shares issued, at fair value	2,792
Contingent consideration, at fair value	20,437
Total acquisition consideration	38,676
Assets acquired:
Cash and cash equivalents	4,574
Accounts receivable and other current assets	1,284
Identifiable intangible assets	33,475
Right of use asset	126
Other non-current assets	37
Total assets acquired	39,496
Liabilities assumed:
Accounts payable	(234)
Corporate tax payable	(460)
Lease liability	(126)
Total liabilities assumed	(820)
Total net assets	38,676
Goodwill	—
Total acquisition consideration	38,676

5. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
At January 1, 2022	433	136	569
Additions	143	1	144
Depreciation charge	(36)	(7)	(43)
Translation differences	(37)	2	(35)
At March 31, 2022	503	132	635
Cost	812	224	1,036
Accumulated depreciation	(309)	(92)	(401)
Net book amount at March 31, 2022	503	132	635
At January 1, 2021	342	173	515
Additions	30	—	30
Depreciation charge	(27)	(8)	(35)
Translation differences	(15)	(7)	(22)
At March 31, 2021	330	158	488
Cost	650	232	882
Accumulated depreciation	(320)	(74)	(394)
Net book amount at March 31, 2021	330	158	488

For the three months ended March 31, 2022 and 2021, cash paid for the acquisition of property and equipment was $143 and $30, respectively. For the three months ended March 31, 2022 the Company expensed low value office equipment with net book value of $36.

The following is the reconciliation of depreciation expense for the three months ended March 31, 2022 and 2021:

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Depreciation expensed to technology expenses	—	4
Depreciation expensed to general and administrative expenses	43	31
Total depreciation expense	43	35

6. LEASES

Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	RIGHT-OF- USE ASSETS	LEASE LIABILITIES
At January 1, 2022	1,465	1,679
Additions as a part business combinations	748	748
Amortization of right-of-use assets	(102)	—
Interest expense	—	50
Payments	—	(136)
Translation differences	(29)	(23)
At March 31, 2022	2,082	2,318
At January 1, 2021	1,799	1,975
Additions	—	—
Amortization of right-of-use assets	(74)	—
Interest expense	—	49
Payments	—	(95)
Translation differences	(66)	(86)
At March 31, 2021	1,659	1,843

For the three months ended March 31, 2022 and 2021, amortization expense of right-of-use assets was $102 and $74, respectively, and lease payments related to lease liabilities were $136 and $95, respectively.

Lease payments not recognized as a liability

The expense relating to payments not included in the measurement of the lease liability is as follows:

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Short-term leases	124	87

7. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	GOODWILL	CUSTOMER CONTRACTS	CONTENT ASSETS	OTHER INTANGIBLES	TOTAL
At January 1, 2022	23,922	—	—	—	1,497	25,419
Additions	1,088	—	—	—	498	1,586
Business combinations (Note 4)	42,599	11,176	6,338	3,552	—	63,665
Amortization charge	(441)	—	(241)	(922)	(77)	(1,681)
Translation differences	(296)	43	28	17	32	(176)
At March 31, 2022	66,872	11,219	6,125	2,647	1,950	88,813
Cost	72,885	11,219	7,451	3,568	2,230	97,353
Accumulated amortization	(6,013)	—	(1,326)	(921)	(280)	(8,540)
Net book amount at March 31, 2022	66,872	11,219	6,125	2,647	1,950	88,813
At January 1, 2021	23,543	—	—	—	17	23,560
Additions	—	—	—	—	313	313
Amortization charge	(463)	—	—	—	(10)	(473)
Translation differences	(1,038)	—	—	—	3	(1,035)
At March 31, 2021	22,042	—	—		323	22,365
Cost	26,546	—	1,036	—	347	27,929
Accumulated amortization	(4,504)	—	(1,036)	—	(24)	(5,564)
Net book amount at March 31, 2021	22,042	—	—	—	323	22,365

Amortization expense of intangible assets for the three months ended March 31, 2022 and 2021 was $1,681 and $473, respectively.

For the three months ended March 31, 2022 and 2021, cash paid for the acquisition of intangible assets and capitalized software developments was $2,069 and $313, respectively.

As of March 31, 2022, the net book value of assets with finite useful lives was $11,575 of which $853 related to a finite life mobile app, $6,125 related to a customers' contracts, $2,647 related to content assets and $1,950 related to other intangibles, and the net book value of assets with indefinite useful lives was $66,020 related to domain names and related websites.

8. TRADE AND OTHER RECEIVABLES

	AS AT MARCH 31,	AS AT DECEMBER 31,
	2022	2021
Current
Trade receivables, net	10,607	4,003
Other receivables	191	129
Deposits	138	121
Prepayments	1,047	1,244
	11,983	5,497

	AS AT MARCH 31,	AS AT DECEMBER 31,
	2022	2021
Trade receivables, gross	11,273	4,145
Credit loss allowance	(666)	(142)
Trade receivables, net	10,607	4,003

Trade receivables are unsecured and subject to settlement typically within 30 days. Details on movements in the allowance are disclosed within Note 3.

9. SHARE CAPITAL

At March 31, 2022, total authorized shares of the Company were unlimited. Shares have no par value.

	SHARES	USD
Issued and fully paid ordinary shares
As at January 1, 2022	33,806,422	—
Shares issued and sold	1,562,916	—
As at March 31, 2022	35,369,338	—
As at January 1, 2021	28,556,422	64
Shares issued and sold	—	—
As at March 31, 2021	28,556,422	64

During the quarter ended March 31, 2022 the Group issued 720,558 shares as a partial payment for acquisitions made (refer to Note 4).

10. CAPITAL RESERVE

	THREE MONTH ENDED MARCH 31,
	2022	2021
Opening carrying amount	55,953	19,979
Share warrants exercised (Note 11)	99	—
Share capital issue, net of issuance costs (Note 9)	7,809	—
Closing carrying amount	63,861	19,979

11. SHARE OPTIONS AND WARRANTS RESERVE

Changes in the share option and warrants reserve are as follows:

	OPTIONS AND WARRANTS	USD
As at January 1, 2022	7,021,514	2,442
Share options and warrants expense	—	724
Share options and warrants granted	547,320	—
Share options exercised	(909,744)	(99)
Share options forfeited	(19,330)	—
As at March 31, 2022	6,639,760	3,067
As at January 1, 2021	2,854,744	296
Share options and warrants expense	—	170
Share options forfeited	(10,000)	—
As at March 31, 2021	2,844,744	466

12. SHARE-BASED PAYMENTS

On October 22, 2020, in an extraordinary general meeting, the Company’s shareholders approved the 2020 Stock Incentive Plan (the "Plan”). Under the Plan, the Company may grant to employees, officers, directors, consultants and advisors options (incentive stock options and nonstatutory stock options) or share warrants to purchase the Company’s ordinary shares. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. The number of options granted, and the exercise price of the options, is fixed by the Board of Directors of the Company.

Under the terms of the Plan, awards may be made for up to 2,176,128 ordinary shares. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any ordinary shares not being issued, the unused ordinary shares covered by such award shall again be available for the grant of awards under the Plan.

In July 2021, the Company granted options for 4,056,770 shares subject to performance vesting under the Founders' Award. Each option is divided in twelve tranches subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years ("holding period") after the exercise date. As of March 31, 2022 the performance conditions were not met for any of the tranches.

The number of awards outstanding under the Plan and Founders' Award as at March 31, 2022, is as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as at January 1, 2022	4,911,770	7.49
Granted	547,320	11.45
Forfeited	(19,330)	(11.45)
Awards outstanding as at March 31, 2022	5,439,760	7.96
Awards outstanding as at January 1, 2021	745,000	3.52
Forfeited	(10,000)	(3.52)
Awards outstanding as at March 31, 2021	735,000	3.52

Share-based Payment Expense

	THREE MONTH ENDED MARCH 31
	2022	2021
Equity classified share options and warrants expense	724	170
Liability classified warrants' expense	—	648
Share-based payment expense	724	818

13. BORROWINGS

	AS AT MARCH 31,	AS AT DECEMBER 31,
	2022	2021
Non-current	—	—
Current	6,000	5,944
Total	6,000	5,944

For the three months ended March 31, 2022 and 2021, the Group paid interest of $120 and $120, respectively, on the term loan.

14. TRADE AND OTHER PAYABLES

	AS AT MARCH 31,	AS AT DECEMBER 31,
	2022	2021
Trade payables(i)	1,751	1,025
Accruals	3,015	1,929
Indirect taxes	265	251
Deferred income	1,383	—
Other payables	179	86
	6,593	3,291

(i)
Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.

15. DEFERRED TAX

Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	AS AT MARCH 31,	AS AT DECEMBER 31,
	2022	2021
Deferred tax asset to be recovered after more than 12 months	3,030	7,028
Deferred tax liability to be paid after more than 12 months	—	—
	3,030	7,028

The change in the deferred income tax account is as follows:

THREE MONTH ENDED MARCH 31, 2022
Deferred tax asset at the beginning of the period	7,028
Business combination	(4,008)
Charged to the consolidated statement of comprehensive income	122
Translation differences	(112)
Deferred tax asset at the end of the period	3,030

Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	AS AT MARCH 31,	AS AT DECEMBER 31,
	2022	2021
Intangible assets	6,366	6,481
Business combinations	(3,796)	—
Trading losses and other allowances	460	547
Net deferred tax assets	3,030	7,028

At March 31, 2022, the Group had unutilized trading losses and other allowances of $27,661 of which $18,454 were not recognized based on management’s performance projections for 2022 through 2026 and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $460.

At March 31, 2022, the Group had unutilized capital allowances of $88,387 related to intangible assets, of which $37,604 were not recognized based on management’s performance projections for 2022 – 2026 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $6,366.

At December 31, 2021, the Group had unutilized trading losses and other allowances of $31,508 of which $20,576 were not recognized based on management’s performance projections for 2022 – 2026 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $547.

At December 31, 2021, the Group had unutilized capital allowances of $93,409 related to intangible assets, a net increase of $28 million during the year as a result of a step up in the intangible assets' value after the public offering in July 2021. The balance of $41,554 were not recognized based on management’s performance projections for 2022 – 2026 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $6,482.

16. REVENUE

Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

For the three months ended March 31, 2022, our top ten customers accounted for 59% of our revenue and our largest customer accounted for 18% our revenue. For the three months ended March 31, 2021, our top ten customers accounted for 57% of our revenue and our largest customer accounted for 19% of our revenue.

The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	THREE MONTHS ENDED MARCH 31,
	2022	2021
U.K. and Ireland	$6,275	$6,272
Other Europe	1,950	3,000
North America	10,639	1,652
Rest of the world	721	593
Total revenues	$19,585	$11,517

The Group presents disaggregated revenue by monetization type as follows:

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Performance marketing	$16,401	$10,607
Subscription	809	—
Advertising and other	2,375	910
Total revenues	$19,585	$11,517

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Casino	$10,442	$10,114
Sports	9,043	1,173
Other	100	230
Total revenues	$19,585	$11,517

17. OPERATING EXPENSES

Sales and marketing expenses

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Wages, salaries, benefits and social security costs	3,725	1,540
External marketing expenses	1,018	355
Amortization of intangible assets	1,604	463
Share-based payments	130	146
Other	885	200
Total sales and marketing expenses	7,362	2,704

Technology expenses

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Wages, salaries, benefits and social security costs	1,022	608
Depreciation of property and equipment	—	4
Amortization of intangible assets	77	10
Share-based payments	5	—
Other	259	68
Total technology expenses	1,363	690

General and administrative expenses

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Wages, salaries, benefits and social security costs	2,182	895
Share-based payments	589	672
Depreciation of property and equipment	43	31
Amortization of right-of-use assets	102	74
Short term leases	124	87
Legal and consultancy fees	939	418
Acquisition related costs	359	—
Accounting and legal fees related to offering	—	506
Other	490	89
Total general and administrative expenses	4,828	2,772

18. FINANCE INCOME AND FINANCE EXPENSES

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Finance income	828	158
Finance expenses	(249)	(237)
Net finance income (expenses)	579	(79)

Finance income of the Group is mainly comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

Finance expenses for the three months ended March 31, 2022 is comprised of $120 of interest expense on the term loan, $50 of interest expense on lease liabilities, $52 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $27 related to other finance charges.

Finance expenses for the three months ended March 31, 2021 is comprised of $120 of interest expense on the term loan, $49 of interest expense on lease liabilities, $39 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $29 related to other finance charges.

19. BASIC AND DILUTED INCOME PER SHARE

Basic income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the quarter.

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Net income for the period attributable to the equity holders	4,488	4,466
Weighted-average number of ordinary shares, basic	34,877,496	28,556,422

Net income per share attributable to ordinary shareholders, basic	0.13	0.16

Net income for the period attributable to the equity holders	4,488	4,466
Weighted-average number of ordinary shares, diluted	37,214,074	31,401,166

Net income per share attributable to ordinary shareholders, diluted	0.12	0.14

For disclosures regarding the number of outstanding shares, see Note 9.

20. INCOME TAX

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Current tax expense	462	600
Deferred tax benefit (Note 14)	(93)	66
	369	666

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the effective tax rate of 12.6% (2021: 5%) as follows:

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Income before tax	4,857	5,132
Tax expense	635	257
Tax effects of:
Disallowed expenses	277	106
Movements in temporary differences	(545)	(63)
Income subject to other tax rates	—	360
Other	2	6
	369	666

21. RELATED PARTY TRANSACTIONS

All significant shareholders and other companies controlled or significantly influenced by the shareholders, and all members of the key management personnel of the Group are considered by the Board of Directors to be related parties.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including Directors. Compensation paid or payable to key management was comprised of the following:

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Salaries and remuneration to key management and executive directors	1,350	979
Non-executive directors’ fees	126	61
	1,476	1,040

The emoluments paid to the Directors during the three months ended March 31, 2022 and 2021 amounted to $570 and $166, respectively.

The following transactions were carried out with related parties:

	THREE MONTHS ENDED MARCH 31,
	2022	2021
Expenses
Remuneration paid as consultancy fees	562	256
Share-based payments	501	648
Salaries and wages	412	89
Other expenses	4	4
	1,479	997

As at March 31, 2022 and December 31, 2021, the balance outstanding to related parties was $594 and $584, respectively.

As at March 31, 2022 and December 31, 2021, the following options and warrants were held by related parties:

	AS AT MARCH 31,	AS AT DECEMBER 31,
	2022	2021
Key management and executive directors	5,706,770	6,216,514

22. EVENTS AFTER THE REPORTING PERIOD

There were no significant events after the reporting date.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as defined in the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

•
our ability to manage our continued expansion into the United States markets and other markets in which we currently operate, and expansion into new markets;
▪
our ability to compete in our industry;
▪
our expectations regarding our financial performance, including our revenue, costs, EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin;
▪
the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs, including to help finance potential acquisitions;
▪
our ability to mitigate and address unanticipated performance problems on our websites or platforms;
▪
our ability to attract, retain, and maintain good relations with our customers;
▪
our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
▪
our ability to obtain and maintain licenses or approvals with gambling authorities in the United States;
▪
our ability to stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the United States and internationally and our expectations regarding various laws and restrictions that relate to our business;
▪
our ability to anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business;
▪
our ability to maintain, protect, and enhance our intellectual property;
▪
our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
▪
our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions;
▪
our ability to manage the increased expenses associated and compliance demands with being a public company;
▪
our ability to maintain our foreign private issuer status; and
▪
our ability to effectively manage our growth and maintain our corporate culture.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2021.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.

OVERVIEW

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry based on revenue. Our principal focus is on iGaming, sports betting and fantasy sports. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Bookies.com, RotoWire.com (which was acquired in January 2022), and BonusFinder.com (which was acquired in February 2022). We tailor each one of our websites to different user interests and markets by producing original content relating to the online gambling and fantasy sports sectors, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We utilize our technology platform, websites, and media partnerships to attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business ("B2B"), digital marketing services to online gambling operators. We also monetize our websites through business-to-consumer ("B2C") fantasy sports data subscriptions and sell data syndication to B2B clients.

We primarily generate revenue through performance marketing by referring online gamblers, including fantasy sports players, to online gambling operators and fantasy sports operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid.

RESULTS OF OPERATIONS

Three months ended March 31, 2022 compared to the three months ended March 31, 2021

The following discussion summarizes our results of operations for our one reportable segment for the three months ended March 31, 2022 and 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Form 6-K.

	THREE MONTHS ENDED MARCH 31,		2022 to 2021 CHANGE
	2022	2021	$	%
Revenue	19,585	11,517	8,068	70%
Cost of sales	(1,229)	—	(1,229)	100%
Gross profit	18,356	11,517	6,839	59%
Sales and marketing expenses	(7,362)	(2,704)	(4,658)	172%
Technology expenses	(1,363)	(690)	(673)	98%
General and administrative expenses	(4,828)	(2,772)	(2,056)	74%
Movements in credit losses allowance and write offs	(526)	(140)	(386)	276%
Operating profit	4,277	5,211	(934)	(18)%
Finance income	828	158	670	424%
Finance expense	(249)	(237)	(12)	5%
Income before tax	4,857	5,132	(275)	(5)%
Income tax charge	(369)	(666)	297	(45)%
Net income for the period attributable to the equity holders	4,488	4,466	22	0%
Other comprehensive income
Exchange differences on translating foreign currencies	(1,368)	(1,692)	324	(19)%
Total comprehensive income for the period attributable to the equity holders	3,120	2,774	346	12%

Revenue

We generate most of our revenue by performance marketing referring online gamblers, including fantasy sports players. In addition, we revenue from paid subscriptions and advertising. Performance marketing revenue consists of (i) cost per acquisition ("CPA") revenue from arrangements where we are remunerated exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are remunerated exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players and (iii) hybrid revenue from arrangements where we are remunerated by both a CPA commission and a revenue share commission from the referred players. Subscription revenue consist of B2C data subscription services and B2B data syndication services. Advertising revenue includes revenue from arrangements not based on the referred players including advertising, onboarding fees, and bonuses for achieving certain new depositing customer ("NDC") targets.

Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are paid to us typically within 30-45 days after month end.

For subscription revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The subscription is paid for monthly, three months, six months and annually.

The following tables set forth the breakdown of our revenue in United States dollar amounts and as percentages of total revenues for the periods indicated:

Our revenue disaggregated by market is as follows:

	THREE MONTHS ENDED MARCH 31,		AS A PERCENTAGE OF REVENUE
	2022	2021	2022	2021
U.K. and Ireland	6,275	6,272	32%	54%
Other Europe	1,950	3,000	10%	26%
North America	10,639	1,652	54%	15%
Rest of the world	721	593	4%	5%
Total revenues	19,585	11,517	100%	100%

Other Europe includes revenue from Germany, Italy, Sweden and other European markets. North America includes revenue from the United States and Canada. Rest of the world includes revenue from Oceania and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.

During the three months ended March 31, 2022 compared to the three months ended March 31, 2021 total revenue grew 70%. The Revenue growth is driven primarily by growth of 544% from North America through a combination of organic growth and acquisitions. We believe this growth stems from both increased addressable market, increased market share, and increased demand for our performance marketing services. Revenue from the U.K. and Ireland in the period was flat compared to the three months ended March 31, 2021 during which we saw very strong demand correlating with restrictive Covid-19 measures. Revenue from Other Europe decreased by 35% driven primarily because of changed market conditions in Germany following the local regulation of the market in July 2021.

Our revenue disaggregated by monetization is as follows:

	THREE MONTHS ENDED MARCH 31, (in thousands, USD)		AS A PERCENTAGE OF REVENUE
	2022	2021	2022	2021
Performance marketing	16,401	10,607	84%	92%
Subscription	809	—	4%	0%
Marketing and other revenue	2,375	910	12%	8%
Total revenues	19,585	11,517	100%	100%

Revenue from performance marketing consist of fees charged for the referral of players to operators. Revenue from subscriptions consist of B2C data subscription and B2B data syndication revenue. Advertising revenue includes revenue from arrangements not based on the referred players including advertising, onboarding fees, and bonuses for achieving certain NDC targets.

The revenue increase for the three months ended March 31, 2022 compared to the three months ended March 31, 2021 is driven primarily by increased performance marketing revenue from North America markets.

Our revenue disaggregated by product type from which it is derived is as follows:

	THREE MONTHS ENDED MARCH 31, (in thousands, USD)		AS A PERCENTAGE OF REVENUE
	2022	2021	2022	2021
Casino	10,442	10,114	53%	88%
Sports	9,043	1,173	46%	10%
Other	100	230	1%	2%
Total revenues	19,585	11,517	100%	100%

Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports including online poker and online bingo.

The revenue increase for the three months ended March 31, 2022 compared to the three months ended March 31, 2021 is driven primarily by increased sports revenue.

A significant proportion of our revenues were denominated in EUR and GBP. On a constant currency basis, revenue increased $8.9 million, or 84%, for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information

Costs of Goods sold

Costs of goods sold comprise of license fees to media partners, and data and payments' solution expenses for subscriptions.

Operating Expenses

The following tables set forth the breakdown of our expenses in United States dollar amounts and as percentages of total revenues for the period indicated:

Sales and Marketing Expenses

	THREE MONTHS ENDED MARCH 31, (in thousands, USD)		AS A PERCENTAGE OF REVENUE
	2022	2021	2022	2021
Wages, salaries, benefits and social security costs	3,725	1,540	19%	13%
External marketing expenses	1,018	355	5%	3%
Amortization of intangible assets	1,604	463	8%	4%
Share-based payments	130	146	1%	1%
Other	885	200	5%	2%
Total sales and marketing expenses	7,362	2,704	38%	23%

Wages, salaries, benefits and social security costs include commercial, marketing and content functions. External marketing expenses include search and other marketing activities. Amortization of intangible assets relates to amortization of domains, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants are eligible to purchase share warrants or receive share options. Other expenses include external service providers and software licenses.

Sales and marketing expenses increased by $4.66 million, or 172%, in the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. Wages, salaries, benefits and social security costs increased by $2.2 million or 142% as a result of new hires during the year and year-over-year salary increase. External marketing costs increased $0.7 million or 187% as a result of increased marketing campaigns and sponsorship costs as well as higher outreach marketing costs. Other sales and marketing expenses increased $0.7 million or 342% as a result of higher content costs.

The majority of our sales and marketing expenses were denominated in EUR. On a constant currency basis, sales and marketing expenses increased by $4.9 million, or 172%, for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021.

Technology Expenses

	THREE MONTHS ENDED MARCH 31, (in thousands, USD)		AS A PERCENTAGE OF REVENUE
	2022	2021	2022	2021
Wages, salaries, benefits and social security costs	1,022	608	5%	5%
Depreciation of property and equipment	—	4	0%	0%
Amortization of intangible assets	77	10	1%	0%
Share-based payments	5	—	0%	0%
Other	259	68	1%	1%
Total technology expenses	1,363	690	7%	6%

Wages, salaries, benefits and social security costs include platform, web, and business intelligence technology functions. Depreciation expense pertains to computer and office equipment. Amortization of intangible assets relates to amortization of capitalized development costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants are eligible to purchase share warrants or receive share options. Other expenses include hosting, software licenses, and external service providers.

Technology expenses increased by $0.7 million, or 98%, in the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, primarily due to higher wages, salaries, benefits and social security costs as a result of new hires during the year and year-over-year salary increase.

The majority of our technology expenses were denominated in EUR. On a constant currency basis, technology expenses increased $0.7 million, or 98%, for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021.

General and Administrative Expenses

	THREE MONTHS ENDED MARCH 31, (in thousands, USD)		AS A PERCENTAGE OF REVENUE
	2022	2021	2022	2021
Wages, salaries, benefits and social security costs	2,182	895	11%	8%
Share-based payments	589	672	3%	6%
Depreciation of property and equipment	43	31	0%	0%
Amortization of right-of-use assets	102	74	1%	0%
Short term leases	124	87	1%	1%
Legal and consultancy fees	939	418	5%	4%
Acquisition related costs	359	—	2%	0%
Accounting and legal fees related to offering	—	506	0%	4%
Other	490	89	2%	1%
Total general and administrative expenses	4,828	2,772	25%	24%

Wages, salaries, benefits and social security costs include directors and executive management, finance, legal and human resource functions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants are eligible to purchase share warrants or receive share options. Depreciation expense pertains to computer and office equipment. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Other expenses include office expenses and travel and entertainment expenses.

General and administrative expenses increased $2.1 million, or 74%, in the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. The increase in Wages, salaries, benefits and social security costs was a result of year-over-year salary and bonus increases and new hires. Legal and consultancy fees increased as a result of increased auditing, accounting, and tax expenses due to our public company compliance obligations. Other expenses increased primarily as a result increased cost of liability insurance post IPO, travel and office expenses.

The majority of our general and administrative expenses were denominated in EUR. On a constant currency basis, general and administrative expenses increased $2.3 million, or 74%, for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021.

Financial Items

For the three months ended March 31, 2022, finance expense in the aggregate of $0.3 million is comprised of interest expense of $0.1 million on our Term Loan, interest expense on lease liabilities of $0.1 million on our long-term lease liabilities, and $0.1 million of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

For the three months ended March 31, 2021, finance expense in the aggregate of $0.25 million is comprised mainly of interest expense of $0.1 million on the term loan, interest expense on lease liabilities of $0.05 million on our lease liabilities, and $0.1 million of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

We experienced an increase of $0.6 million in finance income to $0.8 million for the three months ended March 31, 2022 from $0.2 million in the three months ended March 31, 2021. Finance income is mainly comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

Taxation

We are subject to income taxes in Malta, Ireland and the United States. Tax charges (credits) amounted to $0.4 million and $0.7 million of which ($0.1 million) and $0.1 million related to movements in deferred taxes for the three months ended March 31, 2022 and 2021, respectively. Deferred taxes relate to the difference between the accounting and tax base of acquired or transferred intangible assets and carried forward tax losses. As of March 31, 2022 and December 31, 2021, we had cumulative carried forward tax losses of $27.7 million and $31.5 million, respectively. As of March 31, 2022 and December 31, 2021, we had unutilized capital allowances of $88.4 million and $93.4 million, respectively, related to intangible assets.

NON-IFRS FINANCIAL MEASURES

Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net income for the period attributable to the equity holders as presented in the Consolidated Statements of Comprehensive Income for the period specified:

	THREE MONTHS ENDED MARCH 31,		CHANGE 2022 vs 2021
	2022	2021	$	%
	(in thousands, USD)
Net income for the period attributable to the equity holders	4,488	4,466	22	0%
Add Back:
Net finance (income) costs (1)	(579)	79	(658)	(833)%
Income tax charge	369	666	(297)	(45)%
Depreciation expense	43	35	8	23%
Amortization expense	1,783	547	1,236	226%
EBITDA	6,104	5,793	311	5%
Share-based payments	724	818	(94)	(11)%
Accounting and legal fees related to offering	—	506	(506)	n/m
Transaction related costs (2)	359	—	359	n/m
Adjusted EBITDA	7,187	7,117	70	1%

__________

1.
Net finance (income) costs is comprised of gains (losses) on financial liability at fair value through profit or loss, finance income, and finance expense.
2.
The acquisition costs are related to the business combinations of the Group; the transactions were completed in Q1 2022.

n/m = not meaningful

Below is the Adjusted EBITDA Margin calculation for the period specified:

	THREE MONTHS ENDED MARCH 31,		CHANGE
	2022	2021	$	%
	(in thousands, USD)
Revenue	19,585	11,517	8,068	70%
Adjusted EBITDA	7,187	7,117	70	1%
Adjusted EBITDA Margin	37%	62%		(25)%

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.

We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified:

	THREE MONTHS ENDED MARCH 31,		CHANGE
	2022	2021	$	%
	(in thousands, USD)
Cash flows generated by operating activities	3,586	6,740	(3,154)	(47)%
Capital Expenditures	(2,212)	(343)	(1,869)	545%
Free Cash Flow	1,374	6,397	(5,023)	(79)%

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our initial public offering, operations, equity investments by third parties and borrowings. As of March 31, 2022 and December 31, 2021, our cash deposited in banks was $33.1 million and $51.0 million, respectively, primarily in accounts with banks in the United States, and Ireland, which have credit ratings (long term, as assessed by Moody’s) of A2, and A2, respectively. Historically, our fundraising efforts generally related to the expansion of our business through acquisitions and continued development of our platform.

We estimate based on cash on hand, cash generated from operations and proceeds from additional financings, that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our consolidated financial statements.

Working Capital

Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables and trade and other payables. Our working capital decreased to $23.8 million as of March 31, 2022 compared to $46.7 million as of December 31, 2021. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital is sufficient to support our operations for the next twelve months.

Cash Flow Analysis

The following table summarizes our cash flows for the period indicated:

	THREE MONTHS ENDED MARCH 31,
	2022	2021
	(in thousands, USD)
Cash flows generated by operating activities	3,586	6,740
Cash flows used in investing activities	(21,507)	(343)
Cash flows used in financing activities	(256)	(215)
Net movement in cash and cash equivalents	(18,177)	6,182

Cash Flows Generated by Operating Activities

Cash flow from operating activities in 2022 and 2021 was primarily attributable to cash from operations amounted to $7.4 million and $6.8 million and ($3.8 million) and ($0.01 million) from changes in working capital, respectively.

Cash flows generated by operating activities decreased $3.2 million or 47%, to a $3.6 million net inflow during the three months ended March 31, 2022 from a $6.7 million net inflow for the three months ended March 31, 2021. The fluctuations in net cash provided by operating activities is the result of a decrease in income before tax of $0.3 million which was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) net finance costs decreased by $0.7 million due to foreign transaction gains, (ii) share option charges increased $0.1 million, (iii) charges in credit loss allowance provision increased $0.4 million, (iv) amortization charges increase $1.2 million, and (v) working capital changes increased by $3.8 million reflecting increased trade and other receivables balances and trade and other payable balances for 2022 compared to 2021. The increase in trade and other receivables is the result of increased receivable from operators as of March 31, 2022 compared to March 31, 2021 driven by strong growth in revenue.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased $21.2 million to a $21.5 million net outflow during the three months ended March 31, 2022 from a $0.3 million net outflow during the three months ended March 31, 2021. The increase is the result of the initial payments made for the acquisition of Rotowire and BonusFinder of $19.3 million (netted for cash acquired balances), the purchase of domains of $1.5 million, capitalized software development costs of $0.5 million and increases in the purchase of computers, software and office equipment of $0.1 million.

Cash Flows Generated by (Used in) Financing Activities

Cash flows used in financing activities of $0.25 million for the three months ended March 31, 2022 was the result of scheduled interest payments of $0.12 million. Rent payments for long term leases of $0.13 million are presented as part of financing cash flows as a result of application of IFRS 16 and comprised of principal paid of $0.08 million and interest paid of $0.05 million.

Cash flows used in financing activities of $0.2 million for the three months ended March 31, 2021 was the result of scheduled interest payments of $0.1 million. Rent payments for long term leases of $0.1 million are presented as part of financing cash flows and comprised of principal paid of $0.05 million and interest paid of $0.05 million.

Critical Accounting Policies and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

We believe that the assumptions and estimates associated with revenue, share-based compensation, warrants, business combinations, the incremental borrowing rate associated with leases, and income taxes have the greatest potential impact on our interim condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F other than business combinations, subscription revenue and cost of revenues as described in Note 3..

Recent Accounting Pronouncements

There are no new IFRS or IFRS Interpretation Committee ("IFRIC") interpretations effective for the three months ended March 31, 2022 that have a material impact to the interim condensed consolidated financial statements. See Note 2 to our interim condensed consolidated financial statements included in this Form 6-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Risk management is carried out by management under policies approved by our board. Management identifies and evaluates financial risks in close co-operation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.

In common with all other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements.

Market and Currency Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

We have exposure to foreign currency risk. Sales invoicing to customers is primarily in U.K. Pounds Sterling, Euro and United States dolar amounts, and the majority of outgoing payments are in Euro and U.S. dollar payments. Our cash balances are primarily in U.S. dollars.

We carefully monitors exchange rate fluctuations and reviews their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk.

The carrying amount of our foreign currency denominated monetary assets and monetary liabilities and details of the exposure as at March 31, 2022 and December 31, 2021 are shown in Note 3 to our consolidated financial statements.

Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.

We have continued to see significant macro-economic uncertainty as a result of COVID-19. The scale and duration of this development remains uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3 – Risk Management” to the consolidated financial statements as it relates to the Company’s ability to continue as a going concern.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies.

The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the three months ended March 31, 2022 and 2021. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This analysis assumes that each currency moves in isolation.

INCREASE/(DECREASE) IN NET INCOME BEFORE TAX (IN THOUSANDS):	USD	GBP
March 31, 2022	1,072	423
December 31, 2021	2,742	1,194

Interest Rate Risk

We have minimal exposure to interest rate risk. We are exposed to interest rate risk on some of our financial assets (being its cash at bank balances). The board of directors currently believe that interest rate risk is at an acceptable level.

The term loan has a fixed interest rates of 8%.

Due to our minimal exposure to interest rate risk, we have not prepared any sensitivity analysis.

Contractual Risk

In the ordinary course of business, we contract with various parties. These contracts may include performance obligations, indemnities and contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.

Credit Risk

Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligation. Credit risk arises from our cash and cash equivalents and trade and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in order to minimize credit risk.

We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.

Capital Risk

Our capital structure is comprised entirely of shareholders’ equity, including share capital, share premium and accumulated deficits.

Our objective when managing capital is to maintain adequate financial flexibility to preserve our ability to meet financial obligations, both current and long term. Our capital structure is managed and adjusted to reflect changes in economic conditions.

We fund our expenditures on commitments from existing cash and cash equivalent balances.

Financing decisions are made by our board of directors based on forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: May 31, 2022